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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   91-0810209
                                 (Cusip Number)



                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                               Thomas L. Gerlacher
                             United Magazine Company
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777



                                January 24, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this Schedule: [  ]
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                              CUSIP No. 91-0810209


(1)      Names of Reporting Person. S.S.
         or I.R.S. Identification Nos. of         Ronald E. Scherer  ###-##-####
         Above Persons

(2)      Check the appropriate Box if a
         Member of a Group (see                   (a)
         Instructions)                            (b)

(3)      SEC Use Only

(4)      Source of Funds (see instructions)       00 (other)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization     U.S. Citizen

Number of Shares     (7)   Sole Voting            499,051
Beneficially Owned         Power
By Each Reporting
Person With          (8)   Shared Vot-            1,232,590
                           ing Power

                     (9)   Sole Disposi-          499,051
                           tive Power

                     (10)  Shared
                           Dispositive
                           Power

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person           1,731,641

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)

(13)     Percent of Class Represented by
         Amount in Row (11)                       22.58%

(14)     Type of Reporting Person (see
         instructions)                            IN
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Item 1.  Security and Issuer.
         --------------------

         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.
         ------------------------

         (a) Ronald E. Scherer ("Scherer")

         (b) 5131 Post Road
             Dublin, Ohio 43017

         (c) Chairman
             United Magazine Company
             wholesale periodical distributor
             5131 Post Road
             Dublin, Ohio 43017

         (d) During the last five years, Mr. Scherer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding M.r Scherer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) U.S. citizen.
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Mr. Scherer received cash in consideration of the disposition of the 161,500 shares.

Item 4.  Purpose of Transaction.
         -----------------------

         Mr. Scherer has transferred 161,500 common shares to West Virginia Healthcare, Inc. in exchange for $1,615,000 in cash in a private transaction.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

         (a)
                                    Common Shares
                    Name           Beneficially Owned           Percent of Class
                    ----           ------------------           ----------------

         Ronald E. Scherer(1)          1,731,641                     22.58%
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         ---------------------

         Except as otherwise indicated below, the nature of the beneficial ownership For all shares listed above is sole voting and investment power.

         (1) The shares owned by Northern News Company, Wholesalers Leasing Corp. and the two Scherer Trusts are also deemed to be beneficially owned By Ronald E. Scherer and Linda Hayner Talbott, Because they share voting power over those shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         None.

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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2000

                                               /s/ Ronald E. Scherer
                                               --------------------------------
                                               Ronald E. Scherer